Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com
June 29, 2021
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Valerie Lithotomos
Ms. Megan Miller

Re:	Nuveen Multi-Asset Income Fund (the “Registrant”)
Registration Statement on Form N-14
File No. 333-256163

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 16, 2021 and June 17, 2021, with respect to the Registrant’s Registration Statement on Form N-14 filed on May 14, 2021 (the “Registration Statement”) relating to the issuance of common shares of the Registrant in connection with the proposed reorganizations of Nuveen Diversified Dividend and Income Fund (“JDD”), Nuveen Tax-Advantaged Total Return Strategy Fund (“JTA”) and Nuveen Tax-Advantaged Dividend Growth Fund (“JTD” and together with JDD and JTA, the “Target Funds” or each, a “Target Fund”) into the Registrant (the “Reorganizations”). The Registrant and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement; any page references herein refer to the Registration Statement.

Set forth below are the staff’s comments as we understand them and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information (the “Reorganization SAI”) and to file remaining exhibits to the Registration Statement.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

June 29, 2021

General

1.	Comment: Please provide a NAST[1] analysis supporting why the Acquiring Fund has been designated as the accounting survivor of the Reorganizations.

Response:      The Registrant’s accounting survivor analysis is attached as Exhibit A to this correspondence.

2.	Comment: Please ensure that pro forma fee and capitalization information with respect to the various possible combinations of Reorganizations is included in the Joint Proxy Statement/Prospectus.

Response:      The Registrant confirms that the Joint Proxy Statement/Prospectus included in the Registration Statement includes the pro forma fee and capitalization information required by Form N-14 for each possible scenario in which, pursuant to the requirements of the Agreement and Plan of Reorganization, at least two of the three proposed Reorganizations are completed.

3.

Comment:      Please ensure that the Registration Statement includes an undertaking to file the executed opinion of counsel supporting the tax matters discussed in the Joint Proxy Statement/Prospectus with the Securities and Exchange Commission following the closing of the Reorganizations.

Response:      The Registrant confirms that this undertaking is provided in Item 17(3) of Part C of the Registration Statement and that this undertaking also will be included in Pre-Effective Amendment No. 1 to the Registration Statement.

4.	Comment: Please confirm that the Registrant will file a Pre-Effective Amendment to the Registration Statement in which all blanks have been completed and from which all brackets have been removed.

Response:      The Registrant confirms that it will file Pre-Effective Amendment No. 1 to the Registration Statement in which all blanks will be completed and from which all brackets will be removed.

5.	Comment: Please supplementally confirm that no Acquiring Fund common shares will be issued or sold until the Reorganization transactions take place.

Response:      The Registrant confirms that, with the exception of the issuance in a private offering of an initial share to the Adviser, as sole shareholder, to facilitate the approval of certain organizational matters for the Acquiring Fund (as described in Section 1.4 of the Agreement and Plan of Reorganization), no Acquiring Fund common shares will be issued or sold until the Reorganization transactions take place.

1 Response of Chief Counsel of the Division of Investment Management to North American Security Trust, dated August 5, 1994.

U.S. Securities and Exchange Commission

June 29, 2021

Q&A Section

6.	Comment: Please confirm that the Acquiring Fund’s investment advisory agreement will be filed as an exhibit in an amendment to the Registration Statement.

Response:      The Registrant confirms that the form of the Acquiring Fund’s investment advisory agreement will be filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

7.

Comment:      In the Q&A captioned “Do the Reorganizations constitute taxable events for federal income tax purposes for the Target Funds’ shareholders?” please disclose the percentage of each Target Fund’s portfolio that is expected to be repositioned before the closing of the Reorganizations and the percentage of the Acquiring Fund’s portfolio that is expected to be repositioned after the closing of the Reorganizations and discuss why a portion of repositioning will take place after the Reorganizations.

Response:      The Registrant has added information regarding the percentage of each Target Fund’s portfolio that is anticipated to be repositioned before the closing of the Reorganizations. Whether additional sales occur after the Reorganizations depends on numerous factors, including market conditions, the availability of capital loss carry forwards and the impact on distributions.

8.

Comment:      The response to the Q&A captioned “Will shareholders of the Target Funds have to pay any fees or expenses in connection with the Reorganizations?” states that “Common shareholders of each Target Fund will indirectly bear the costs of the Reorganizations whether or not any Reorganization is consummated.” Supplementally state why Target Fund shareholders will indirectly bear the costs of the Reorganizations and why the Adviser will not bear all or part of the Reorganization costs.

Response:      As stated in the Registration Statement, the Reorganizations are expected to benefit each Target Fund’s shareholders through, among other things, the potential for improved secondary market liquidity for trading common shares as a result of the combined fund’s larger share float, and the expected lower net operating expenses of the combined fund. The Adviser projected that the aggregate benefits of the Reorganizations to the Target Funds will exceed the estimated expenses of the Reorganizations. In light of the estimated benefits of the Reorganizations to shareholders, the Board of each Target Fund approved the allocation of the expenses of the Reorganizations among the participating funds ratably based on the projected relative benefits to shareholders. (As a newly formed shell fund with no assets or shareholders, the Acquiring Fund will not separately bear any of the expenses of the Reorganizations.)

9.

Comment:      In the response to the Q&A captioned “How will the Reorganizations affect fees and expenses?” the staff notes the following statement: “Based on information for the 12-month period ended December 31, 2020, the total operating expenses of the Acquiring Fund are expected to be lower than the total operating expenses for each Target Fund, before taking leverage costs into account, and assuming all three Reorganizations are completed after taking leverage costs into account.” Supplementally explain the purpose of providing a comparison of total operating expenses before taking leverage costs into account.

U.S. Securities and Exchange Commission

June 29, 2021

Response:      The Registrant supplementally notes that the comparison of total operating expenses before taking leverage costs into account is disclosed because the effect of the Reorganizations on operating expenses excluding leverage costs was a significant factor in the Adviser’s decision to recommend the Reorganizations and the Boards’ decision to approve the Reorganizations. The Boards recognized that leverage costs are not standard operating expenses and may vary based on various factors, such as the amount and terms of the leverage employed. The Adviser does not anticipate a material change in leverage costs as a result of the Reorganizations. Accordingly, the Board of each Target Fund considered it appropriate to consider operating expenses of the Acquiring Fund compared to the respective Target Fund before leverage costs.

Joint Proxy Statement/Prospectus

10.

Comment:      Please confirm whether broker non-votes may be counted toward determining whether a quorum is present for purposes of the shareholder vote on Proposal No. 1 and revise the disclosure as necessary.

Response:      As a general matter, broker non-votes are counted as present for purposes of determining whether a quorum is present. However, Proposal No. 1 is a “non-routine” proposal under NYSE rules, pursuant to which broker-dealers who are members of the NYSE do not have discretionary authority to vote uninstructed shares. Because Proposal No. 1 is the sole proposal being considered at the Special Meetings, it is not expected that any broker non-votes will be received. The Registrant has revised the disclosure to clarify this matter.

11.

Comment:       The staff notes that, as disclosed in the Joint Proxy Statement/Prospectus, “the closing of each Target Fund’s Reorganization is contingent upon at least one other Target Fund obtaining the requisite shareholder approval and satisfying (or obtaining the waiver of) other closing conditions.” Please add disclosure making it clear that if only one Target Fund’s Reorganization is approved by that Target Fund’s shareholders, that Reorganization will not be completed.

Response:      The Registrant has added the requested disclosure.

12.	Comment: Regarding statements that each Fund’s Board approved the applicable Reorganization, please note any separate approval by the Independent Board Members.

Response:      The Registrant has revised the disclosure in response to the staff’s comment. The Registrant supplementally notes that all members of each Fund’s Board, both as of April 22, 2021 (the date on which the Reorganizations were approved) and as of today, are Independent Board Members.

13.

Comment:      In the table setting forth each Fund’s investment objective(s) and a summary of each Fund’s principal investment strategies beginning on page 4 of the Joint Proxy Statement/Prospectus, please clarify what is meant by the statement that the Acquiring Fund will “dynamically” invest in a portfolio of equity and debt securities of issuers located around the world.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

June 29, 2021

14.

Comment:      In the “Debt Securities” comparison row in the table referred to in the prior comment, and elsewhere, please revise the disclosure to indicate that debt securities rated below investment grade are commonly referred to as “junk bonds.”

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

15.

Comment:      The staff notes that Teachers Advisors and Winslow represent sub-advisers selected for the Acquiring Fund that do not serve as sub-advisers for any Target Fund, and that Security Capital and Wellington represent Target Fund sub-advisers that have not been selected as sub-advisers for the Acquiring Fund. Supplementally discuss why Security Capital and Wellington were not retained to serve as sub-advisers to the Acquiring Fund after the Reorganizations and discuss the unique responsibilities and qualifications of Teachers Advisors and Winslow that led to their appointment as sub-advisers to the Acquiring Fund.

Response:      The Acquiring Fund is a dynamic asset allocation product that is designed to primarily make allocations to actively managed equity and debt strategies. Nuveen has greater transparency into strategies managed by Nuveen and its affiliates for purposes of making asset allocation decisions and therefore selected exclusively affiliated sub-advisers. This is also expected to provide greater asset allocation flexibility over time by allowing for the addition and removal of certain allocations dynamically.

16.

Comment:      The staff notes the following disclosure in the section titled “Information About the Reorganizations” on page 52 of the Joint Proxy Statement/Prospectus: “If the Reorganization with respect to a Target Fund is not consummated, the Target Fund’s Board may take such actions as it deems in the best interests of such Target Fund, including continuing to operate the Target Fund as a stand-alone fund.” Please confirm supplementally whether the Board considered liquidation as one of the actions that may be taken if a Target Fund’s Reorganization is not consummated.

Response:      As reflected in the section “Reasons for the Reorganizations”, the Boards of the Target Funds considered alternatives to the Reorganizations and although the Target Boards could have decided to liquidate the Target Funds, this alternative was not considered to be in the best interests of the Target Funds as liquidation would result in a taxable event for shareholders. If the Reorganizations are not ultimately consummated, each Target Board will consider the alternatives available and determine a course of action that it considers to be in the best interests of the respective Target Fund and its shareholders based on the facts and circumstances at such time.

17.	Comment: Please disclose the amount of each Target Fund’s capital loss carryforwards.

Response:      The Registrant confirms that the amount of each Target Fund’s unused capital loss carryforwards is set forth on page 66 of the Joint Proxy Statement/Prospectus.

18.	Comment: Please state whether the Acquiring Fund will bear any of the expenses of the Reorganizations.

U.S. Securities and Exchange Commission

June 29, 2021

Response:      As stated in response to comment no. 8 above, all Reorganization expenses will be borne by the Target Funds. As a newly formed shell fund with no assets or shareholders, the Acquiring Fund will not separately bear any of the expenses of the Reorganizations.

19.

Comment:       The staff notes disclosure on page 90 of the Joint Proxy Statement/Prospectus to the effect that at least annually the Board will consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of common shares. Please state whether the Acquiring Fund’s Board will make such an annual consideration following the Reorganizations.

Response:      The Registrant supplementally confirms that, following the Reorganizations, its Board will at least annually consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of the Acquiring Fund’s common shares, as described on page 90 of the Joint Proxy Statement/Prospectus.

20.

Comment:       The staff notes that each of the Target Funds uses leverage and that the Acquiring Fund following the Reorganizations will also use leverage. If the Acquiring Fund will use more leverage than a Target Fund, disclose the Acquiring Fund’s increased use of leverage and that it would represent a material change relative to the Target Fund.

Response:      The Registrant notes that, as disclosed on page 12 of the Joint Proxy Statement/Prospectus, initially, the Acquiring Fund’s use of leverage is expected to be generally consistent with the range of leverage historically used by the Target Funds. The Registrant directs the staff to the table that follows on page 12 which sets forth the Target Funds’ leverage ratios for the last three fiscal years ended December 31.

Accounting Comments

21.

Comment:      In the table setting forth each Target Fund’s repositioning costs on page 3 of the Joint Proxy Statement/Prospectus, please add a column disclosing the corresponding percentage of the Target Fund’s assets that is represented by the “Market Value of Securities Repositioned.”

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

22.

Comment:      Please confirm that there have been no material changes since December 31, 2020 to the information presented in the Capitalization Tables within the “Capitalization” section of the Joint Proxy Statement/Prospectus.

Response:      The Registrant confirms that there have been no events subsequent to December 31, 2020 that would materially impact the information presented in the Capitalization Tables.

23.

Comment:      In the section of the Reorganization SAI titled “Supplemental Financial Information and Experts,” please revise the following statement to be more definitive and consistent with similar disclosure elsewhere in the Registration Statement: “Notwithstanding the foregoing, changes may be made to each Target Fund’s portfolio in advance of the Reorganizations and/or the Acquiring Fund’s portfolio following the Reorganizations.” [Emphasis added.]

U.S. Securities and Exchange Commission

June 29, 2021

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

24.	Comment: In the section of the Reorganization SAI titled “Supplemental Financial Information and Experts,” please include a statement identifying which Fund will be the accounting survivor.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

* * *

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Jacob C. Tiedt at (312) 609-7697.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.

Exhibit A

NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND (JDD),

NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND (JTA),

NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND (JTD)

AND

NUVEEN MULTI-ASSET INCOME FUND (NMAI)

SURVIVING FUND ANALYSIS

Nuveen Diversified Dividend and Income Fund (“Dividend and Income Fund”), Nuveen Tax-Advantaged Total Return Strategy Fund (“Total Return Strategy Fund”) and Nuveen Tax-Advantaged Dividend Growth Fund (“Dividend Growth Fund” and together with Dividend and Income Fund and Total Return Strategy Fund, the “Target Funds” and each, a “Target Fund”) are being reorganized (the “Reorganizations”) into a newly formed shell fund, Nuveen Multi-Asset Income Fund (the “Acquiring Fund”). Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”) and the Funds believe that, under these circumstances, the Acquiring Fund is the appropriate survivor of the Reorganizations for the reasons discussed below.1

Corporate Structure

The Acquiring Fund, a newly organized Massachusetts business trust, will be the legal survivor of the Reorganizations under the Agreement and Plan of Reorganization and the survivor for tax purposes. Each Target Fund is also organized as a Massachusetts business trust.

The Target Fund and the Acquiring Fund have the same board members and officers. In addition, the Funds have the same board structure, in that each Fund’s board is divided into three classes with multi-year terms, such that only the members of one of the three classes stand for election each year. The Acquiring Fund will retain this structure following the Reorganizations.

Investment Advisers; Portfolio Management

Nuveen Fund Advisors is the investment adviser to each Target Fund and is responsible for each Target Fund’s overall investment strategy and asset allocation decisions. With respect to each Target Fund, the Adviser has entered into sub-advisory agreements with multiple sub-advisers as set forth below pursuant to which the sub-advisers manage a portion of each Target Fund’s investment portfolio.

•  Dividend and Income Fund: Nuveen Asset Management, LLC (“Nuveen Asset Management”), NWQ Investment Management Company, LLC (“NWQ”), Security Capital

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Research & Management Incorporated and Wellington Management Company LLP

•  Total Return Strategy Fund: Nuveen Asset Management and NWQ

•  Dividend Growth Fund: Nuveen Asset Management, NWQ and Santa Barbara Asset Management LLC (“Santa Barbara”)

Individuals employed by the applicable sub-advisers identified above serve as portfolio managers to the Target Funds.

The Acquiring Fund will have the same investment adviser as the Target Funds. With respect to the Acquiring Fund, the Adviser will enter into sub-advisory agreements with Nuveen Asset Management, NWQ, Santa Barbara, Teachers Advisors, LLC (“TAL”) and Winslow Capital Management, LLC (“Winslow”). Pursuant to the sub-advisory agreement with Nuveen Asset Management, Nuveen Asset Management will implement the Acquiring Fund’s dynamic asset allocation strategy and allocate the Acquiring Fund’s assets among various strategies managed by itself, NWQ, Santa Barbara, TAL and Winslow.

Anurag Dugar and Nathan Shetty of Nuveen Asset Management will serve as the named portfolio managers of the Acquiring Fund responsible for asset allocation following the Reorganizations. Messrs. Dugar and Shetty are not currently named portfolio managers of any Target Fund.

Expense Structures and Expense Ratios

Each Fund’s management fee consists of two components—a fund-level fee, based only on the amount of assets within the Fund, and a complex-level fee, based on the aggregate amount of all eligible fund assets managed by the Adviser. Dividend and Income Fund, Total Return Strategy Fund and the Acquiring Fund have the same fund-level and complex-level management fee schedules. The fund-level management fee schedule for Dividend Growth Fund has higher rates at each asset level than the schedules for each of the other Funds.

The fees and expenses of the Acquiring Fund will apply to the combined fund following the Reorganizations. It is expected that the total operating expenses of the Acquiring Fund will be lower than the total operating expenses for each Target Fund prior to the Reorganizations, before taking leverage costs into account, and assuming that all three Reorganizations are completed after taking leverage costs into account.
Investment Objectives, Policies and Restrictions

The Funds have similar investment objectives but there are differences. All of the Funds have investment objectives that focus on the pursuit of total return, comprised of income or distributions and capital appreciation. However, unlike the investment objective of Total Return Strategy Fund, the investment objectives of the Acquiring Fund, Dividend and Income Fund and Dividend Growth Fund do not emphasize the pursuit of tax-advantaged dividend income.

There also are differences between the principal investment policies and strategies of the Acquiring Fund and those of each Target Fund. The Acquiring Fund employs a dynamic allocation strategy, which provides broad flexibility to allocate portfolio assets among different asset classes without pre-defined allocation ranges. The Target Funds have target asset allocation ranges and/or emphasize specific asset classes. As a result, the Acquiring Fund may invest in a broader range of security types, use a broader range of investment techniques and have exposure to a broader range of geographic regions than the Target Funds. The Acquiring Fund has the ability to adapt its asset allocations to changing market environments from both a risk and return standpoint, while the Target Funds have defined asset allocation ranges. In addition, the Acquiring Fund is designed to provide access to the breadth of strategies offered by Nuveen affiliated advisers while the Target Funds use unaffiliated sub-advisers.

Portfolio Composition

In order to take advantage of the broader investment mandate under the Acquiring Fund’s dynamic multi-asset income strategy, a material portion of the portfolio assets of each Target Fund is expected to be sold prior to its Reorganization or by the Acquiring Fund after the Reorganization. The Acquiring Fund may seek to sell portfolio securities over one or more tax years to minimize the impact of such sales in any given year.

Asset Size

As of December 31, 2021, Dividend and Income Fund had approximately $278.0 million in total managed assets, Total Return Strategy Fund had approximately $210.2 million in total managed assets, and Dividend Growth Fund had approximately $330.2 million in total managed assets.

In terms of the structure of the transaction, upon the closing of the Reorganizations, each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the Reorganizations (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares. The Acquiring Fund will be the survivor of the Reorganizations for corporate law purposes.

Based on an analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies, the Adviser and the Funds believe that the Acquiring Fund, which will employ a new multi-asset income strategy, should be the accounting survivor of the Reorganizations. The stated investment policies and restrictions of the Acquiring Fund differ from those of each Target Fund. The identities and roles of the sub-advisers to the Acquiring Fund differ from those of the Target Funds, and the Acquiring Fund will have different portfolio managers. The Adviser and the Funds believe that the financial and performance history of the Target Funds is not relevant to, and would potentially be confusing to, shareholders in light of the strategy changes to be employed going forward. In addition, the Acquiring Fund will be the surviving fund for corporate purposes.

*            *             *            *            *

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